EXHIBIT (a)(1)(A)
Offer to Purchase for Cash
by
EMDEON CORPORATION
of
Up to 100,000,000 Shares of its Common Stock
at a Purchase Price of $12.25 Per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 2006
UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).
       Emdeon Corporation, a Delaware corporation (the “Company,” “we,” or “us”), is offering to purchase up to 100,000,000 shares of its common stock, $0.0001 par value per share (the “common stock”), at a price of $12.25 per share without interest, upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.
      On the terms and subject to the conditions of the Offer, we will pay for shares properly tendered and not properly withdrawn in the tender offer, a price of $12.25 per share, less any applicable withholding taxes and without interest. Only shares properly tendered and not properly withdrawn will be purchased. Due to the “odd lot” priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See Section 3.
      Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 100,000,000 shares pursuant to the Offer. See Section 1.
      The Offer is subject to certain conditions, including that we complete the previously announced sale of a 52% interest in the businesses comprising the Emdeon Business Services (“EBS”) segment, excluding EBS’s ViPS business unit (the “EBS Sale”). See Section 7.
      The shares are listed and traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “HLTH.” On September 25, 2006, the last reported sales price of the shares on NASDAQ was $11.64 per share. We announced our intention to make the Offer on September 26, 2006, prior to market open. On that day, the opening sales price of the shares on NASDAQ was $12.03 per share, and the lowest reported sales price of the shares on that day was $11.69 per share. On October 19, 2006, the last full trading day before commencement of the Offer, the last reported sales price of the shares on NASDAQ was $11.84 per share. Stockholders are urged to obtain current market quotations for the shares. See Section 8.
      Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares and we have not authorized any person to make any such recommendation. You must decide whether to tender your shares and, if so, how many shares to tender. In doing so, you should read and evaluate carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer, and should discuss whether to tender your shares with your broker or other financial or tax advisor. See Section 2.
      Each of our directors and executive officers, including Martin J. Wygod, the Chairman of the Board of Directors, and Kevin M. Cameron, the Company’s Chief Executive Officer, has advised us that he intends either to tender a portion of the shares beneficially owned by him in the Offer or to sell such shares in the open market during the pendency of the Offer. See Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.
The Dealer Manager for the Offer is:
Citigroup Global Markets Inc.

October 20, 2006

IMPORTANT
      If you desire to tender all or any portion of your shares, you should either (1)(a) complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions to the Letter of Transmittal, have your signature thereon guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, or facsimile thereof, together with any other required documents, including the share certificates, to the Depositary (as defined herein) or (b) tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3, or (2) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you. If you have shares registered in the name of a bank, broker, dealer, trust company or other nominee you must contact that institution if you desire to tender those shares.
      If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.
      To properly tender shares, you must validly complete the Letter of Transmittal. If you are tendering shares under the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan, you must validly follow the tender instructions provided by the plan trustee.
      Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, or to Citigroup Global Markets Inc., at their respective addresses and telephone numbers set forth on the back cover page of this document. Requests for additional copies of this document, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.
      We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to stockholders in any such jurisdiction.
      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase and in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Dealer Manager, the Information Agent or the Depositary.

TABLE OF CONTENTS

SUMMARY TERM SHEET	i
FORWARD LOOKING STATEMENTS	vi
INTRODUCTION	1
THE TENDER OFFER	2
1. Number of Shares; Proration	2
2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans	4
3. Procedures for Tendering Shares	6
4. Withdrawal Rights	10
5. Purchase of Shares and Payment of Purchase Price	11
6. Conditional Tender of Shares	12
7. Conditions of the Tender Offer	13
8. Price Range of the Shares	15
9. Source and Amount of Funds	15
10. Certain Information Concerning the Company	16
11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares	20
12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act	25
13. Legal Matters; Regulatory Approvals	26
14. Material U.S. Federal Income Tax Consequences	26
15. Extension of the Tender Offer; Termination; Amendment	30
16. Fees and Expenses	31
17. Miscellaneous	31

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. The Company is at times referred to as “we,” “our” or “us.” We refer to the shares of our common stock as the “shares.” This summary term sheet highlights certain material information in the remainder of this Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described in the remainder of this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion.
Who is offering to purchase my shares?
      The Company is offering to purchase up to 100,000,000 shares of its common stock, par value $0.0001 per share. See Section 1.
What will the purchase price for the shares be and what will be the form of payment?
      The purchase price for the shares will be $12.25 per share. If your shares are purchased in the Offer, we will pay you the purchase price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. If you are a participant in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan, you should be aware that the plans are prohibited from selling shares to us for a price less than the prevailing market price. Accordingly, if you elect to tender shares held in your account under any of those plans, and the last reported sale price of our common stock on NASDAQ on or about the expiration date of the Offer is more than $12.25 per share, shares held under the plan will not be eligible to participate, and your tender of plan shares automatically will be withdrawn. See Sections 1 and 5.
How many shares will the Company purchase in the Offer?
      We will purchase 100,000,000 shares in the Offer (representing approximately 36% of our outstanding shares), or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. If more than 100,000,000 shares are tendered, we will purchase all shares tendered on a pro rata basis, except for “odd lots” (lots held by owners of fewer than 100 shares), which we will purchase on a priority basis, and conditional tenders whose condition was not met, which we will not purchase (except as described in Section 6). We also expressly reserve the right to purchase additional shares, up to 2% of our outstanding shares (approximately 5.6 million shares), without extending the Offer, and could decide to purchase more shares, subject to applicable legal requirements. The Offer is conditioned on the completion of the EBS Sale. See Sections 1 and 7.
How will the Company pay for the shares?
      Assuming that the maximum of 100,000,000 shares are tendered in the Offer at a price of $12.25 per share, the aggregate purchase price will be approximately $1.225 billion. We expect that expenses for the Offer will be approximately $1.3 million. We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer primarily from proceeds from the EBS Sale and other cash on hand. See Section 9. The Offer is not separately conditioned upon the receipt of financing.
How long do I have to tender my shares; Can the Offer be extended, amended or terminated?
      You may tender your shares until the Offer expires. The Offer will expire on Monday, December 4, 2006, at 5:00 p.m., New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for administrative reasons, such as two business days before the expiration of the Offer (e.g., 4:00 p.m., New York City time on Thursday, November 30, 2006), for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

i

      We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 15. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Section 7 and Section 15.
How will I be notified if the Company extends the Offer or amends the terms of the Offer?
      If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time (as defined herein). We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.
What is the purpose of the Offer?
      On September 26, 2006, we announced that we had entered into an agreement for the EBS Sale. On that same day, we announced our intention to commence a tender offer to purchase up to 100,000,000 shares at a price per share of $12.25 to be funded primarily with the proceeds from this sale. We believe that investing in our shares through the Offer is an attractive use of the proceeds of the EBS Sale and an efficient means to provide value to our stockholders. The Offer represents an opportunity for us to return capital to our stockholders who elect to tender their shares. Additionally, stockholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations at no additional cost to them. See Section 2.
What are the significant conditions to the Offer?
      Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the Expiration Time, including, but not limited to:

•	Completion of the EBS Sale.

•	No general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market.

•	No significant changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to adversely affect our business or the trading in the shares shall have occurred.

•	No legal action shall have been taken, and we shall not have received notice of any legal action, that could reasonably be expected to adversely affect the Offer.

•	No one shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us.

•	No one (including certain groups) shall have acquired or proposed to acquire more than 5% of our shares.

•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries.

•	No material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.

•	Our determination that the consummation of the Offer and the purchase of shares pursuant to the Offer will not cause our common stock to be delisted from the Nasdaq or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
      The Offer is subject to a number of other conditions described in greater detail in Section 7.

Following the Offer, will the Company continue as a public company?
      Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from NASDAQ or to stop being subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that there will not be a reasonable likelihood that such purchase will cause the shares either (1) to be held of record by less than 300 persons; or (2) to not continue to be eligible to be listed on NASDAQ or to not continue to be eligible for registration under the Exchange Act. See Section 7.
How do I tender my shares?
      If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., New York City time, on Monday, December 4, 2006, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•	If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, or a facsimile thereof, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer.

•	If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.
      You may contact the Information Agent, the Dealer Manager or your broker for assistance. The contact information for the Information Agent and the Dealer Manager appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.
How do participants who hold shares in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan whose shares are held by a plan trustee participate in the Offer?
      Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan whose shares are held by a trustee may not use the Letter of Transmittal to direct the tender of shares held in the applicable plan account but instead must follow the separate instructions that will be sent to plan participants from the agent or trustee of the applicable plan. These instructions will require that a plan participant who wishes to tender shares held under the plan to complete and execute a Direction Form provided with the separate instructions. The separate instructions will include instructions as to where to send the Direction Form. For administrative reasons, the deadline for submitting Direction Forms will be 4:00 p.m., New York City time, on Wednesday, November 29, 2006, or any later time and date to which the deadline for such Direction Forms may be extended. See Section 3.
How do holders of vested stock options participate in the Offer?
      If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the Offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3.

What happens if more than 100,000,000 shares are tendered?
      If more than 100,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn prior to the Expiration Time, we will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares and do not properly withdraw them before the Expiration Time;

•	second, from all other stockholders who properly tender shares, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase 100,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.
      Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender. See Section 1.
If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?
      If you own beneficially or of record fewer than 100 shares in the aggregate, you properly tender all of those shares before the Offer expires and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guarantee Delivery, we will purchase all of your shares without subjecting them to the proration procedure. Notwithstanding the foregoing, you will not be entitled to the Odd Lots preference with respect to shares tendered under the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan. See Section 1.
Once I have tendered shares in the Offer, can I withdraw my tender?
      Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Monday, December 4, 2006, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on Tuesday, December 19, 2006. See Section 4.
How do I withdraw shares I previously tendered?
      To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary during the time period in which you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan whose shares are held by a trustee will receive separate instructions detailing how to withdraw tendered plan shares. These instructions likely will set an earlier deadline for withdrawing plan shares for administrative reasons.
Has the Company or its Board of Directors adopted a position on the Offer?
      Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2 and Section 11.
If I decide not to tender, how will the Offer affect my shares?
      Stockholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock following the consummation of the Offer. See Section 2.
      You should be aware that, after the closing of the EBS Sale, we will no longer have complete ownership of EBS. Additionally, the debt to be incurred by the transferred EBS entities in connection with the EBS Sale may reduce their profitability in the future. See Section 10 under the captions “Recent Developments” and “Summary Pro Forma Financial Information.”
What is the recent market price of my shares?
      On September 25, 2006, the last reported sales price of the shares on NASDAQ was $11.64 per share. We announced our intention to make the Offer prior to market open on September 26, 2006. On that day, the opening sales price of the shares on NASDAQ was $12.03 per share, and the lowest reported sales price of the shares on that day was $11.69 per share. On October 19, 2006, the last full trading day before commencement of the Offer, the reported closing price of the shares on NASDAQ was $11.84 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.
When will the Company pay for the shares I tender?
      We will pay the purchase price, without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. We do not expect, however, to announce the results of proration and begin paying for tendered shares until at least five business days after the expiration of the Offer. See Section 5.
Will I have to pay brokerage commissions if I tender my shares?
      If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan whose shares are held by a trustee will not incur any additional brokerage commissions. See Section 3.
What are the U.S. federal income tax consequences if I tender my shares?
      Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender in the Offer. The receipt of cash for your tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from the Company. Special tax consequences may apply with respect to shares tendered through the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan and with respect to shares acquired upon exercise of incentive stock options. See Section 14. We recommend that you consult with your tax advisor with respect to your particular situation.
Will I have to pay stock transfer tax if I tender my shares?
      We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

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Who can I talk to if I have questions?
      If you have any questions regarding the Offer, please contact the Information Agent or the Dealer Manager. The Information Agent is Innisfree M&A Incorporated and the Dealer Manager is Citigroup Global Markets Inc. Their contact information is set forth on the back cover of this Offer to Purchase. The Offer to Purchase will be sent to participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan for informational purposes only. If a plan participant has any questions relating to the Offer or the number of shares held in his or her plan account, the participant should contact the party set forth in the separate letter sent to plan participants from the applicable plan trustee.
FORWARD LOOKING STATEMENTS
      This Offer to Purchase contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be, forward-looking statements. For example, statements concerning projections, predictions, expectations, estimates or forecasts and statements that describe our objectives, plans or goals are, or may be, forward-looking statements. These forward-looking statements reflect management’s current expectations concerning future results and events and can generally be identified by the use of expressions such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” and other similar words or phrases, as well as statements in the future tense.
      Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. The following important risks and uncertainties could affect future results, causing those results to differ materially from those expressed in our forward-looking statements:

•	the failure to complete the EBS Sale;

•	the failure to achieve sufficient levels of customer utilization and market acceptance of new or updated products and services;

•	the inability to successfully deploy new or updated applications or services;

•	difficulties in forming and maintaining relationships with customers and strategic partners;

•	the anticipated benefits from acquisitions not being fully realized or not being realized within the expected time frames;

•	the inability to attract and retain qualified personnel;

•	general economic, business or regulatory conditions affecting the healthcare, information technology, Internet and plastic industries being less favorable than expected; and

•	the other risks and uncertainties described in this Offer to Purchase.
For additional information regarding circumstances or events that could have a negative effect on our financial results or operations or that could change, for the worse, existing trends in some or all of our businesses, see Exhibit (a)(5)(A) to the Schedule TO the contents of which are incorporated herein by this reference.
      These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results.
      The forward-looking statements included in this Offer to Purchase are made only as of the date of this Offer to Purchase. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

INTRODUCTION
To the Holders of our Common Stock:
      We invite our stockholders to tender shares of our common stock, $0.0001 par value per share (the “common stock”), for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 100,000,000 shares at a price of $12.25 per share, without interest.
      The Offer will expire at 5:00 p.m., New York City time, on Monday, December 4, 2006, unless extended (such date and time, as they may be extended, the “Expiration Time”).
      Only shares properly tendered and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are tendered. We will return shares that we do not purchase because of proration or conditional tenders to the tendering stockholders at our expense promptly following the Expiration Time. See Section 1.
      We reserve the right to purchase more than 100,000,000 shares pursuant to the Offer, subject to certain limitations and legal requirements. See Sections 1 and 15.
      Tendering stockholders whose shares are registered in their own names and who tender directly to American Stock Transfer & Trust Company, the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan whose shares are held by a trustee will not incur any additional brokerage commissions.
      Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of this Offer to Purchase, including that we complete the EBS Sale.
      Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors, the Dealer Manager, the Information Agent or the Depositary is making any recommendation whether you should tender or refrain from tendering your shares. We have not authorized any person to make any recommendation. You must decide whether to tender your shares and, if so, how many shares to tender. In so doing, you should read and evaluate carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer, and should discuss whether to tender your shares with your broker or other financial or tax advisor. See Section 2.
      Each of our directors and executive officers, including Martin J. Wygod, the Chairman of the Board of Directors, and Kevin M. Cameron, the Company’s Chief Executive Officer, has advised us that he intends either to tender a portion of the shares beneficially owned by him in the Offer or to sell such shares in the open market during the pendency of the Offer. See Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”
      Section 14 of this Offer to Purchase describes material U.S. federal income tax consequences of a sale of shares under the Offer.
      We will pay the fees and expenses of Citigroup Global Markets Inc., the Dealer Manager, Innisfree M&A Incorporated, the Information Agent, and American Stock Transfer & Trust Company, the Depositary, incurred in connection with this Offer. See Section 16.
      As of October 9, 2006, there were 280,951,829 shares of our common stock issued and outstanding. The 100,000,000 shares that we are offering to purchase hereunder represent approximately 36% of the total number of outstanding shares of our common stock as of October 9, 2006. The shares are listed and traded on

NASDAQ under the symbol “HLTH.” On September 25, 2006, the last reported sales price of the shares on NASDAQ was $11.64 per share. We announced our intention to make the Offer on September 26, 2006 prior to market open. On that day, the opening sales price of the shares on NASDAQ was $12.03 per share, and the lowest reported sales price of the shares on that day was $11.69 per share. On October 19, 2006, the last full trading day before commencement of the Offer, the last reported sales price of the shares on NASDAQ was $11.84 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether to tender their shares. See Section 8.
THE TENDER OFFER

1.	Number of Shares; Proration
      General. Upon the terms and subject to the conditions of the Offer, we will purchase 100,000,000 shares of our common stock, or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn in accordance with Section 4, at a price of $12.25 per share, without interest.
      The term “Expiration Time” means 5:00 p.m., New York City time, on Monday, December 4, 2006, unless we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer. In accordance with the rules of the Securities and Exchange Commission (the “Commission” or the “SEC”), we may, and we expressly reserve the right to, purchase under the Offer an additional amount of shares not to exceed 2% of our outstanding shares (approximately 5.6 million shares) without amending or extending the Offer. See Section 15.
      In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration, except for “odd lots” and shares conditionally tendered for which the tender condition was not initially satisfied. The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.
      If we:

•	change the price to be paid for shares from $12.25 per share;

•	increase the number of shares being sought in the Offer and such increase in the number of shares being sought exceeds 2% of our outstanding shares (approximately 5.6 million shares); or

•	decrease the number of shares being sought in the Offer; and
the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day (as defined below) from, and including, the date on which notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      The Offer is subject to other conditions, including that we complete the previously announced EBS Sale. See Section 7.
      Shares properly tendered under the Offer and not properly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration, and conditional tender provisions. All shares tendered and not purchased under the Offer, including shares not purchased because of proration or conditional tender provisions, will be returned to the tendering stockholders or, in the case of shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, at our expense promptly following the Expiration Time.

      If the number of shares properly tendered and not properly withdrawn prior to the Expiration Time is less than or equal to 100,000,000, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, purchase all shares so tendered at the purchase price.
      Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 100,000,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Time, we will purchase properly tendered shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

–	tenders all shares owned beneficially of record by the Odd Lot Holder (tenders of fewer than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

–	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase 100,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.
      As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.
      Odd Lots. The term “odd lots” means all shares properly tendered prior to the Expiration Time and not properly withdrawn by any person (an “Odd Lot Holder”) who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. This preference also is not available to participants who hold fewer than 100 shares in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan with respect to their plan shares. By tendering in the Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of the stockholder’s shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.
      Proration. If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each stockholder tendering shares, other than Odd Lot Holders and shares conditionally tendered, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than Odd Lot Holders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until at least five business days after the Expiration Time. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent or the Dealer Manager and also may be able to obtain the information from their brokers.
      As described in Section 14, the number of shares that we will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares.
      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
      If you are a participant in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan, you should be aware that the plans are prohibited from selling shares to us for a price less than the prevailing market price. Accordingly, if you elect to tender shares held in your account under any of those plans, and the last reported sales price of our common stock on NASDAQ on or about the expiration date of the tender offer is more than $12.25 per share, shares held under the plan will not be eligible to participate, and your tender of plan shares automatically will be withdrawn.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans.
      Purpose of the Tender Offer. On September 26, 2006, we announced that we had entered into an agreement for the EBS Sale. On that same day, we announced our intention to commence a tender offer to purchase up to 100,000,000 shares at a price per share of $12.25 to be funded primarily with the proceeds from this sale.
      Our Board of Directors believes that investing in our shares through the Offer is an attractive use of the proceeds of the EBS segment sale and an efficient means to provide value to our stockholders. The Offer represents an opportunity for us to return capital to our stockholders who elect to tender their shares. Additionally, stockholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations at no additional cost to them.
      The Offer also provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.
      In addition, the Offer provides our stockholders with an efficient way to sell their shares without incurring brokers’ fees or commissions. Where shares are tendered by the registered owner of those shares directly to the Depositary, the sale of those shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market sales. Furthermore, Odd Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased under the Offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their shares in NASDAQ transactions.
      In considering the Offer, our management and Board of Directors took into account the expected financial impact of the Offer, including the reduction of our cash on hand (and available-for-sale securities). Our management and Board of Directors have evaluated our operations, strategy and expectations for the future and have carefully considered our business profile, assets and, in particular, recent market prices for our common stock. We believe that our current financial resources, including debt capacity, will allow us to fund capital requirements for improving our operations as well as providing appropriate financial flexibility for general corporate purposes. However, actual experience may differ significantly from our expectations. See “Forward Looking Statements.”
      Neither we nor any member of our Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any such recommendation. Stockholders should carefully evaluate all information in the Offer. Stockholders are also urged to consult with their tax advisors to determine the consequences to them of participating or not participating in the Offer, and should make their own decisions about whether to tender shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.
      Certain Effects of the Offer. Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or proration will continue to be owners of the Company. As a result, those stockholders will realize a proportionate increase in their relative equity interest in the Company, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. We can give no assurance, however, that we will not issue additional shares or equity interests in the future. Stockholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price significantly higher or lower than the purchase price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future.
      Shares we acquire pursuant to the Offer will be held as treasury stock and would, if returned to the status of authorized but unissued stock, be available for us to issue without further stockholder action (except as required by applicable law or the rules of NASDAQ) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.
      The Offer will reduce our “public float” (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets), and is likely to reduce the number of our stockholders. These reductions may result in lower stock prices and/or reduced liquidity in the trading market for our common stock following completion of the Offer.
      For information regarding the intentions of our directors and executive officers to tender in the Offer or sell shares in the open market during the pendency of the Offer, see Section 11.
      Other Plans. Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any change in our present board of directors or management or any plans or proposals to change the number or the term of directors or to fill any vacancies on the board (except that we may fill vacancies arising on the board in the future) or to change any material term of the employment contract of any executive officer;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization, our corporate structure or our business;

•	any class of our equity securities ceasing to be authorized to be quoted on NASDAQ;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 13 of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter or by-laws that could impede the acquisition of control of us.
      Notwithstanding the foregoing, as part of our long-term corporate goal of increasing stockholder value, we regularly consider alternatives to enhance stockholder value, including open market repurchases of our shares, strategic acquisitions and business combinations, and we intend to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this Offer to Purchase, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that we will decide to undertake any such alternatives.

3.	Procedures for Tendering Shares
      Valid Tender. For a stockholder to make a valid tender of shares under the Offer, (i) the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, or a facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “— Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “— Book-Entry Transfer” below); or
(ii) the tendering stockholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.
      If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline. Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan whose shares are held by a trustee may not use the Letter of Transmittal to direct the tender of shares held in the applicable plan account. Instead, to tender plan shares, plan participants must follow the separate instructions that will be provided by the agent or trustee of the applicable plan. These instructions will require a plan participant to complete and execute a Direction Form provided with the separate instructions in order to tender shares held in plan accounts. The separate instructions will specify instructions as to where to send the Direction Form and the deadline for submitting the Direction Form to the trustee. For administrative reasons, the deadline for submitting Direction Forms will be 4:00 p.m. New York City time on Wednesday, November 29, 2006.
      The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.
      We urge stockholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.
      Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.
      Book-Entry Transfer. For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.
      The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.
      The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.
      Method of Delivery. The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.
      Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”
      For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that are participants in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.
      Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1, 5 and 7 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 to the Letter of Transmittal.
      Guaranteed Delivery. If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that Notice of Guaranteed Delivery, either: (i) the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal, or a facsimile thereof, relating thereto, which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal, or a facsimile thereof, relating thereto, which has been properly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, and (2) all other required documents.
      For these purposes, a “trading day” is any day on which NASDAQ is open for business.
      A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.
      Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.
      Tendering Stockholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (a) such stockholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.
      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right prior to the Expiration Time to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Manager, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.
      U.S. Federal Backup Withholding Tax. Under the U.S. federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the Offer must be withheld and remitted to the Internal Revenue Service, or IRS, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the Depositary or other payor and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If the Depositary or other payor is not provided with the correct taxpayer identification number or another adequate basis for exemption, the stockholder may be subject to certain penalties imposed by the IRS. Therefore, each tendering stockholder that is a U.S. Holder (as defined in Section 14) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding tax, unless the stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. If backup withholding results in the overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.
      Certain stockholders (including, among others, all corporations and certain Non-U.S. Holders (as defined in Section 14)) are not subject to these backup withholding rules. In order for a Non-U.S. Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, attesting to that stockholder’s non-U.S. status. The applicable form can be obtained from the Depositary at the address and telephone number set forth in the back cover page of this Offer to Purchase. See Instruction 9 of the Letter of Transmittal.
      Stockholders are urged to consult with their tax advisors regarding possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.
      For a discussion of U.S. federal income tax consequences to tendering stockholders, see Section 14.
      Withholding For Non-U.S. Holders. A payment made to a Non-U.S. Holder pursuant to the Offer will be subject to U.S. federal income and withholding tax unless the Non-U.S. Holder meets the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test described in Section 14. If a Non-U.S. Holder tenders shares held in a U.S. brokerage account or otherwise through a U.S. broker, dealer, commercial bank, trust company, or other nominee, such U.S. broker or other nominee will generally be the withholding agent for the payment made to the Non-U.S. Holder pursuant to the Offer. Such U.S. brokers or other nominees may withhold or require certifications in this regard. Non-U.S. Holders tendering shares held through a U.S. broker or other nominee should consult such U.S. broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them. Notwithstanding the foregoing, even if a Non-U.S. Holder tenders shares held in its own name as a holder of record and delivers to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before any payment is made, the Depositary has advised us that it will withhold 30% of the gross proceeds unless the Depositary determines that a reduced rate under an applicable income tax treaty or exemption from withholding is applicable, regardless of whether the payment is properly exempt from U.S. federal gross income tax under the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test. To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8ECI (or successor form). A Non-U.S. Holder that qualifies for an exemption from withholding on these grounds generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent described in Section 14 as if it were a U.S. Holder, and in the case of a foreign corporation, an additional branch profits tax may be imposed at a rate of 30% (or a lower rate specified in an applicable income tax treaty), with respect to such income.
      A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.
      Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.
      Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should promptly notify the Depositary’s Lost Securities Department at 1-800-937-5449. The Depositary will instruct the stockholder as to the steps that must be taken in order to replace the certificates.

4.	Withdrawal Rights
      Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time for all shares. You may also withdraw your previously tendered shares at any time after 12:00 midnight, New York City time, on Tuesday, December 19, 2006, unless such shares have been accepted for payment as provided in the Offer.
      For a withdrawal to be effective, a written telegraphic, or facsimile transmission notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses or its facsimile number set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.
      If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.
      If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.
      Withdrawals of tendered shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.
      We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of us, the Dealer Manager, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer as a result of the occurrence of a condition disclosed in Section 7, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.
      For shares held through the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan, please refer to the special instructions that are being sent to plan participants for information about withdrawal rights and the deadline to submit withdrawal instructions.

5.	Purchase of Shares and Payment of Purchase Price
      Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will accept for payment and pay the purchase price for (and thereby purchase) up to 100,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) properly tendered and not properly withdrawn before the Expiration Time.
      For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this Offer, shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.
      In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility,

•	a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), or, in the case of a book-entry transfer, an agent’s message, and

•	any other required documents.
      We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.
      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until at least five business days after the Expiration Time. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tender will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense as promptly as practicable after the Expiration Time or termination of the Offer.
      If you are a participant in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan, you should be aware that the plans are prohibited from selling shares to us for a price less than the prevailing market price. Accordingly, if you elect to tender shares held in your account under any of those plans, and the last reported sales price of our common stock on NASDAQ on or about the expiration date of the tender offer is more than $12.25 per share, shares held under the plan will not be eligible to participate, and your tender of plan shares automatically will be withdrawn.

      Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.
      We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.
      Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary (or other payor) the Substitute Form W-9 included with the Letter of Transmittal or, in the case of a Non-U.S. Holder (as defined in Section 14), an IRS Form W-8BEN (or other applicable IRS Form or suitable substitute forms), may be subject to required U.S. federal backup withholding tax of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3.

6.	Conditional Tender of Shares
      Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, shares tendered prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the U.S. federal income tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available for stockholders seeking to take steps to have shares sold pursuant to the offer treated as a sale or exchange of such shares by the stockholder, rather than a distribution to the stockholder, for U.S. federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Stockholders are urged to consult with their tax advisors. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result in all cases. Notwithstanding the general discussion contained in this Section 6, conditional tenders are not permissible with respect to the tender of shares under the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan.
      Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Offer expires, if more than 100,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned at our expense, promptly after the Expiration Time.
      After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 100,000,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 100,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular stockholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer
      Notwithstanding any other provision of the Offer (but subject to the provisions of Section 15), we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act (which requires that the issuer making the tender offer either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if at any time on or after October 20, 2006 and prior to the Expiration Time (whether any shares have theretofore been accepted for payment) any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment:

•	the failure to complete the EBS Sale;

•	there has occurred:

•	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	the commencement or escalation of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States;

•	a decrease of more than 10% in the market price for the shares, the Dow Jones Industrial Average, the NASDAQ Composite Index or the S&P 500 Composite Index since the date of the Offer; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

•	any change (or condition, event or development involving a prospective change) has occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, or results of operations of us or any of our subsidiaries or affiliates, taken as a whole, does or is reasonably likely to have a materially adverse effect on us or any of our subsidiaries or affiliates, taken as a whole, or does or is reasonably likely to have a material adverse effect on the value of the shares;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the U.S. federal income tax consequences of the consummation of the Offer in any manner that would adversely affect us or any of our affiliates;

•	there has been threatened in writing, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:

–	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the Offer;

–	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares;

–	seeks to require us to repurchase or redeem any of our outstanding securities other than the common stock;

–	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, or results of operations of us or any of our subsidiaries or affiliates, taken as a whole, or the value of the shares;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

–	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of shares thereunder;

–	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

–	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses or results of operations of us or any of our subsidiaries or affiliates, taken as a whole;

•	a tender or exchange offer for any or all of our outstanding shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed;

•	we learn that:

–	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before October 20, 2006); or

–	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before October 20, 2006 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 1% or more of our outstanding shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer, and of which we have been notified after the date of the Offer, has not been obtained on terms satisfactory to us in our reasonable discretion; or

•	we determine that the consummation of the Offer and the purchase of the shares is reasonably likely to:

–	cause the shares to be held of record by less than 300 persons; or

–	cause the shares to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act.
      The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time.

8.	Price Range of the Shares
      The shares are traded on the NASDAQ Global Select Market under the symbol “HLTH.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by NASDAQ based on published financial sources.

	High	Low

Year Ended December 31, 2004:
First Quarter	$10.23	$8.26
Second Quarter	$9.65	$8.26
Third Quarter	$9.28	$6.68
Fourth Quarter	$8.33	$6.46
Year Ended December 31, 2005:
First Quarter	$9.30	$7.31
Second Quarter	$10.57	$8.26
Third Quarter	$11.70	$9.76
Fourth Quarter	$11.13	$6.61
Year Ending December 31, 2006:
First Quarter	$11.18	$8.32
Second Quarter	$12.44	$10.41
Third Quarter	$12.60	$11.45
Fourth Quarter (through October 19, 2006)	$11.95	$11.54
      On September 25, 2006, the last reported sales price of the shares reported by NASDAQ was $11.64 per share. We announced our intention to make the Offer on September 26, 2006 prior to market open. On that day, the opening sales price of the shares on NASDAQ was $12.03 per share, and the lowest reported sales price of the shares on that day was $11.69 per share. On October 19, 2006, which was the last full trading day before commencement of the Offer, the last reported sales price of the shares reported by NASDAQ was $11.84 per share. We urge stockholders to obtain a current market price for the shares before deciding whether to tender their shares.

9.	Source and Amount of Funds
      Assuming that 100,000,000 shares are purchased in the Offer at a price of $12.25 per share, the aggregate purchase price will be approximately $1.225 billion. We expect that expenses for the Offer will be approximately $1.3 million.
      We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer from proceeds from the EBS Sale and other cash on hand. The Offer is not conditioned upon the receipt of financing. However, the Offer is conditioned on the closing of the EBS Sale. See Section 7 and Section 10.

10.	Certain Information Concerning the Company

Overview of Our Businesses
      We are a leading provider of business, technology and information solutions that support both the financial and clinical aspects of healthcare delivery. We connect providers, payers, employers and consumers to simplify business processes, to provide actionable knowledge at the right time and place and to improve healthcare quality. Our businesses include:

•	WebMD. Through WebMD Health Corp., our 85.6% owned subsidiary, we provide health information services to consumers, physicians, healthcare professionals, employers and health plans through our public and private online portals and health-focused publications. Our public network of health portals enables consumers and physicians to readily access health information relevant to their specific areas of interest or specialty. Our public portals sell advertising and sponsorship programs, including online continuing medical education (“CME”) services, to companies interested in reaching consumers and physicians online, including pharmaceutical, biotechnology, medical device and consumer products companies. Our private portals are licensed to employers and health plans for use by their employees and members and provide access to personalized health and benefit information and decision support services. We also provide related services for the use by such employees and members, including lifestyle education and personalized telephonic health coaching as a result of the acquisition of Summex on June 13, 2006. In addition, we provide offline CME services and publish medical reference textbooks, healthcare provider directories and WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms.

•	Porex. We develop, manufacture and distribute proprietary porous plastic products and components used in healthcare, industrial and consumer applications, as well as in finished products used in the medical device and surgical markets. Our Porex customers include both end-users of our finished products, as well as manufacturers that include our components in their products for the medical device, life science, research and clinical laboratory, surgical and other markets. Porex is an international business with manufacturing operations in North America, Europe and Asia and customers in more than 65 countries.

•	Emdeon Business Services. We provide solutions that automate key business and administrative functions for healthcare payers and providers, including: electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services. We also provide clinical communications services that improve the delivery of healthcare by enabling physicians to manage laboratory orders and results, hospital reports and electronic prescriptions. For information regarding the EBS Sale, see the “Recent Developments” portion of this Section 10.

Our provider customers include physicians, dentists, billing services, laboratories, pharmacies and hospitals. Our payer customers include commercial health insurance companies, managed care organizations, Medicare and Medicaid agencies, Blue Cross and Blue Shield organizations, and pharmacy benefit management companies. In addition, Emdeon Business Services works with numerous medical and dental practice management system vendors, hospital information system vendors and other service providers to provide integrated transaction processing between their systems and ours.

We generate revenues by selling our transaction services to healthcare payers and providers, generally on either a per transaction basis or, in the case of some providers, on a monthly fixed fee basis. We also generate revenue by selling our document conversion, patient statement and paid-claims communication services, typically on a per document, per statement or per communication basis. Additionally, we receive software license fees and software and hardware maintenance fees from healthcare payers who license our systems for converting paper claims into electronic ones.

In addition, through our ViPS business, we provide decision support solutions, data warehousing solutions and consulting services to governmental, Blue Cross Blue Shield and commercial healthcare payers and perform software maintenance and consulting services for governmental agencies involved in healthcare. ViPS receives license fees from healthcare payers, based on the number of covered members, for use of certain of its software and provides business and information technology consulting services to payer customers on a time and materials basis. ViPS’ contracts with the federal government are typically on a cost-plus award fee structure. ViPS revenue was $90.3 million and $48.7 million during the year ended December 31, 2005, and the six months ended June 30, 2006, respectively.

Recent Developments
      Sale of Emdeon Practice Services. On September 14, 2006, Sage Software, Inc., an indirect wholly-owned subsidiary of The Sage Group plc, purchased all of the outstanding capital stock of Emdeon Practice Services, Inc., which, collectively with its subsidiaries, comprised our Emdeon Practice Services segment, pursuant to a Stock Purchase Agreement with the Company dated August 8, 2006. The purchase price was $565 million in cash and is subject to customary adjustments based on net working capital as of the closing.
      Sale of a 52% Interest in Emdeon Business Services. The Company and its wholly owned subsidiaries EBS Holdco, Inc., EBS Master LLC (“Master LLC”) and Medifax-EDI Holding Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 26, 2006, with EBS Acquisition LLC (the “Purchaser”) and its wholly owned subsidiaries GA EBS Merger LLC (“Merger LLC”) and EBS Merger Co., pursuant to which the Purchaser has agreed to buy a 52% interest in the businesses comprising Emdeon Business Services, excluding the ViPS business unit. We refer to the entities within Emdeon Business Services, excluding ViPS, as the “Contributed Entities.” The Purchaser is an investment vehicle formed for purposes of the acquisition by General Atlantic LLC, a leading global private equity firm.
      Prior to the closing, the Company will cause one of the Contributed Entities, ENVOY/ ExpressBill, Inc., to contribute its assets and liabilities to Master LLC and will cause the equity interests in the remainder of the Contributed Entities to be contributed to Master LLC. Upon the closing, the Company and the Purchaser will cause Merger LLC to be merged with and into a wholly-owned subsidiary of Master LLC, whereby Purchaser will receive a 52% interest in Master LLC, which will own Emdeon Business Services, excluding the ViPS business unit.
      The Company expects to receive approximately $1.2 billion in cash and to retain a 48% interest in Master LLC, valued at approximately $300 million. The acquisition will be financed with approximately $925 million in bank debt and an investment of approximately $320 million by General Atlantic. The Purchaser has received a commitment letter for the bank debt from Citigroup Global Markets Inc., Deutsche Bank Trust Company Americas and Bear, Stearns & Co. Inc. The bank debt will be an obligation of a subsidiary of Master LLC and guaranteed by Master LLC and its other subsidiaries, and will not be an obligation of the Company.
      The closing of the sale is expected to occur during the fourth quarter of 2006 and is subject to customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Act. The closing of the sale is a condition to closing of the Offer. See Section 7.
      Planned Departure of Chief Financial Officer. As previously announced, Andrew Corbin, the Company’s Chief Financial Officer, will be leaving the Company after the filing of its third quarter Form 10-Q in November 2006. Mr. Corbin will be joining Sage Software as Chief Executive Officer of its Healthcare Division. Mr. Corbin had also served as Chief Executive Officer of the Company’s Emdeon Practice Services segment until its sale to Sage Software in September 2006. The Company is currently pursuing a search for a new Chief Financial Officer.

Summary Pro Forma Financial Information (amounts in thousands, except per share data)
      The following unaudited summary pro forma financial information of Emdeon Corporation presents selected financial information giving effect to:

•	the sale of Emdeon Practice Services, Inc. (“EPS”), for $565,000 in cash, less $35,000 of a security escrow included in other assets, and the treatment of EPS as discontinued operations;

•	the pending EBS Sale, including the treatment of the remaining 48% ownership as an equity method investment; and

•	the repurchase of 100,000 shares of our common stock and the use of approximately $1,225,000 of cash, plus expenses, in connection with the Offer.
      For purposes of the unaudited pro forma statements of operations data for the six months ended June 30, 2006 and the year ended December 31, 2005, the above transactions were assumed to have occurred as of January 1, 2005. For purposes of the unaudited pro forma balance sheet data as of June 30, 2006, the above transactions were assumed to have occurred as of June 30, 2006.
      The unaudited summary pro forma financial information is intended for informational purposes only and is not necessarily indicative of what the financial position or results of operations actually would have been had the above mentioned transactions been completed at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future financial position or results of operations of Emdeon. The following historical financial information has been derived from our historical financial statements included in our Quarterly Report on Form 10-Q for the six months ended June 30, 2006 and in our Annual Report on Form 10-K for the year ended December 31, 2005. All references to EBS below reflect the exclusion of the ViPS business unit which will be retained by Emdeon Corporation.
      The following table summarizes the impact of the transactions discussed above on revenue and income from continuing operations during the periods presented:

	Six Months
	Ended June 30,	Year Ended
	2006	December 31, 2005

Revenue — as reported	$694,000	$1,276,879
Less: Revenue from EPS(1)	125,175	250,404
Less: Revenue from EBS	370,546	689,020

Revenue — pro forma	$198,279	$337,455

	Six Months
	Ended June 30,	Year Ended
	2006	December 31, 2005

Income from continuing operations — as reported	$39,612	$72,974
Less: Income from discontinued operations of EPS, net of tax	12,123	16,265
Less: Income from EBS, net of tax	54,127	111,922
Plus: Equity in the income of EBS, net of tax(2)	9,779	16,613

Loss from continuing operations — pro forma	$(16,859)	$(38,600)

(1)	Revenue amounts for EPS are presented net of a pro forma adjustment for intercompany transactions between EPS and EBS, which were previously eliminated in consolidation.

(2)	In connection with the pending EBS Sale, EBS will incur bank debt of approximately $925,000, which will be an obligation of the separate EBS company and not of Emdeon Corporation. Accordingly, the equity in the income of EBS reflects Emdeon’s proportionate share of EBS’ earnings after considering the interest expense related to this bank debt. See Section 10, “Recent Developments,” “Sale of a 52% Interest in Emdeon Business Services.”

     The following table provides historical income from continuing operations per share data for the six months ended June 30, 2006 and for the year ended December 31, 2005 and pro forma income (loss) from continuing operations per share data for the same periods:

	As Reported	Pro Forma

Six months ended June 30, 2006
Basic income (loss) from continuing operations per common share	$0.14	$(0.09)
Diluted income (loss) from continuing operations per common share	$0.13	$(0.09)
Basic weighted average shares outstanding	286,141	186,141
Diluted weighted average shares outstanding	296,107	186,141

	As Reported	Pro Forma

Year ended December 31, 2005
Basic income (loss) from continuing operations per common share	$0.21	$(0.16)
Diluted income (loss) from continuing operations per common share	$0.21	$(0.16)
Basic weighted average shares outstanding	341,747	241,747
Diluted weighted average shares outstanding	352,852	241,747
      The following table provides historical as reported and pro forma balance sheet data as of June 30, 2006:

		Pro Forma Adjustments

		Practice	Business
	As Reported	Services	Services	Tender Offer	Pro Forma

Cash, cash equivalents and short-term investments	$388,960	$521,290	$1,185,336	$(1,226,300)	$869,286
Other current assets	289,589	(43,154)	(126,478)	—	119,957
Non-current assets	1,525,891	(185,014)	(820,805)	—	520,072

Total Assets	$2,204,440	$293,122	$238,053	$(1,226,300)	$1,509,315

Current liabilities	$299,195	$(48,937)	$(65,996)	$—	$184,262
Convertible notes	650,000	—	—	—	650,000
Other non-current liabilities	15,946	(708)	(1,697)	—	13,541
Minority interest in WebMD Health Corp.	53,811	—	—	—	53,811
Convertible redeemable exchangeable preferred stock	98,650	—	—	—	98,650
Stockholders’ equity	1,086,838	342,767	305,746	(1,226,300)	509,051

Total Liabilities & Stockholders’ Equity	$2,204,440	$293,122	$238,053	$(1,226,300)	$1,509,315

Where You Can Find More Information
      We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO (defined below) with the SEC that includes additional information relating to the Offer.

      These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. These reports, proxy statements and other information concerning us also can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares
      As of October 9, 2006, there were 282,384,834 shares of our common stock issued and outstanding, including unvested shares of common stock of Emdeon subject to vesting requirements based on continued employment by Emdeon (which we refer to as Emdeon Restricted Stock). The 100,000,000 shares we are offering to purchase under the Offer represent approximately 35.4% of the total number of outstanding shares as of October 9, 2006.
      As of October 9, 2006, our directors and executive officers as a group (12 persons) beneficially owned an aggregate of 21,886,714 shares, representing approximately 7.5% of the total number of outstanding shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. Each of the Company’s directors and executive officers has advised us that, as of October 20, 2006, he intends either to tender in the Offer, or to sell in the open market during the pendency of the Offer, (depending on certain tax considerations) approximately the number of shares (or an amount of shares within the range) set forth next to his name in the table below:

Name	Title	Number of Shares

Martin J. Wygod	Chairman of the Board of Directors	2,000,000 — 3,000,000
Andrew C. Corbin	Executive Vice President and Chief Financial Officer	700,000
Charles A. Mele	Executive Vice President, General Counsel and Secretary	350,000 — 450,000
James V. Manning	Director	300,000
Kevin M. Cameron	Chief Executive Officer and a Director	200,000 — 250,000
William G. Midgette	Chief Executive Officer of our Porex segment	160,000
Herman Sarkowsky	Director	150,000
Paul A. Brooke	Director	100,000
Mark J. Adler, M.D.	Director	65,000
Joseph E. Smith	Director	65,000
Neil F. Dimick	Director	38,000
Wayne T. Gattinella	Chief Executive Officer of our WebMD segment	7,500
      Additionally, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.

Security Ownership by Principal Stockholders and Management
      The following table sets forth information with respect to the beneficial ownership of our Common Stock, as of October 9, 2006 (except where otherwise indicated), by each person or entity known by us to beneficially own more than 5% of our Common Stock, by each of our directors, by each of our executive officers and by all of our directors and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Emdeon Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361.
      All of the outstanding shares of our Convertible Preferred Stock are held by CalPERS/ PCG Corporate Partners, LLC, which has sole voting and investment power with respect to all such shares. Holders of our Convertible Preferred Stock have the right to vote, together with the holders of our Common Stock on an as converted to Common Stock basis, on matters that are put to a vote of the holders of our Common Stock. The 10,000 shares of Convertible Preferred Stock outstanding as of October 9, 2006 are convertible into 10,638,297 shares of our Common Stock in the aggregate. The address of CalPERS/ PCG Corporate Partners, LLC is c/o Pacific Corporate Group LLC, 1200 Prospect Street, Suite 200, La Jolla, California 92037.

	Common				Percent of
Name and Address of Beneficial Owner	Stock(1)		Other(2)	Total Shares	Outstanding(2)

FMR Corp.	44,292,576	(3)	—	44,292,576	15.7%
82 Devonshire Street Boston, Massachusetts 02109
Manning & Napier Advisors, Inc.	27,954,380	(4)	—	27,954,380	9.9%
190 Woodcliff Drive Fairport, NY 14450
Mark J. Adler, M.D.	32,600	(5)	179,749	212,349	*
Paul A. Brooke	371,667	(6)	153,749	525,416	*
Kevin M. Cameron	325,155	(7)	2,128,001	2,453,156	*
Andrew C. Corbin	69,176	(8)	692,000	761,176	*
Neil F. Dimick	—		63,332	63,332	*
Wayne T. Gattinella	23,554	(9)	406,547	430,101	*
James V. Manning	859,047	(10)	191,749	1,050,796	*
Charles A. Mele	143,075	(11)	2,197,166	2,340,241	*
William G. Midgette	18,075	(12)	326,666	344,741	*
Herman Sarkowsky	608,494	(13)	378,749	987,243	*
Joseph E. Smith	29,250		179,749	208,999	*
Martin J. Wygod	8,912,395	(14)	3,685,000	12,597,395	4.4%
All executive officers and directors as a group (12 persons)	11,304,257		10,582,457	21,886,714	7.5%

*	Less than 1%.

(1)	The Emdeon Corporation Performance Incentive Plan was merged into our 401(k) Savings Plan in March 2006, which was renamed the Emdeon Corporation 401(k) Savings and Employee Stock Ownership Plan, a retirement plan intended to be qualified under Section 401(a) of the Internal Revenue Code. The amounts set forth below include 155, 236, 1,858 and 236 shares of Emdeon Common Stock held in the respective accounts of each of Messrs. Cameron, Gattinella, Mele and Wygod in the KSOP (which we refer to in this table as KSOP Shares), all of which are vested in accordance with terms of the KSOP. The amount set forth below for “All executive officers and directors as a group” includes 2,485 KSOP Shares and 2,401 shares held by Mr. Midgette in the Porex 401(k) Savings Plan, all of which are vested in accordance with the terms of the applicable Plan. All of the KSOP Shares listed in this table were shares previously held in the Performance Incentive Plan prior to the merger of the plans, except for 1,622 shares held for the account of Mr. Mele in the 401(k) Savings Plan.

Messrs. Cameron, Corbin, Gattinella, Mele, Midgette and Wygod are beneficial owners of shares of Common Stock of Emdeon subject to vesting requirements based on continued employment by Emdeon (which we refer to as Emdeon Restricted Stock) in the respective amounts stated in the footnotes below. Holders of Emdeon Restricted Stock have voting power, but not dispositive power, with respect to unvested shares of Emdeon Restricted Stock. For information regarding the vesting schedules of the Emdeon Restricted Stock, see “Executive Compensation — Summary Compensation Table” below.

(2)	Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of Common Stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, we have set forth, in the column entitled “Other,” with respect to each person listed, the number of shares of Emdeon Common Stock that such person has the right to acquire pursuant to options that are currently exercisable or that will be exercisable within 60 days of October 9, 2006. We have calculated the percentages set forth in the column entitled “Percent of Outstanding” based on the number of shares outstanding as of October 9, 2006 (which was 282,384,834, including unvested shares of Emdeon Restricted Stock) plus, for each listed person or group, the number of additional shares deemed outstanding, as set forth in the column entitled “Other.”

(3)	The information shown is as of December 31, 2005 and is based upon information disclosed by FMR Corp., Fidelity Management and Research Company, Fidelity Growth Company Fund and Edward C. Johnson, 3d in a Schedule 13G filed with the SEC. Such persons reported that FMR Corp. and the other members of the filing group had, as of December 31, 2005, sole power to dispose of or to direct the disposition of 44,292,576 shares of Emdeon Common Stock and sole power to vote or to direct the vote of 3,414,607 shares of Emdeon Common Stock. Sole power to vote the other shares of Emdeon Common Stock beneficially owned by the filing group resides in the respective boards of trustees of the funds that have invested in the shares. The interest of Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940, amounted to 23,729,200 shares of Emdeon Common Stock as of December 31, 2005.

(4)	The information shown is as of December 31, 2005 and is based upon information disclosed by Manning & Napier Advisors, Inc. in a Schedule 13G filed with the SEC. Manning & Napier reported that, as of December 31, 2005 it had sole power to vote or direct the vote of 25,619,130 shares of Emdeon Common Stock and sole power to dispose of or to direct the disposition of 2,335,250 shares of Emdeon Common Stock.

(5)	Represents 10,000 shares held by Dr. Adler, 22,000 shares held by the Adler Family Trust and 600 shares held by Dr. Adler’s son.

(6)	Represents 170,000 shares held by Mr. Brooke and 201,667 shares held by PMSV Holdings LLC, of which Mr. Brooke is the managing member.

(7)	Represents 137,625 shares held by Mr. Cameron, 155 KSOP Shares and 187,375 unvested shares of Emdeon Restricted Stock.

(8)	Represents 16,676 shares held by Mr. Corbin and 52,500 unvested shares of Emdeon Restricted Stock.

(9)	Represents 10,818 shares held by Mr. Gattinella, 236 KSOP Shares and 12,500 unvested shares of Emdeon Restricted Stock.

(10)	Represents 787,800 shares held by Mr. Manning and 71,247 shares held by Synetic Foundation, Inc. (d/b/a Emdeon Charitable Fund), a charitable foundation of which Messrs. Manning and Wygod are trustees and share voting and dispositive power.

(11)	Represents 111,733 shares held by Mr. Mele, 1,858 KSOP Shares, 12,500 unvested shares of Emdeon Restricted Stock and 16,984 shares held by the Rose Foundation, a private charitable foundation of which Messrs. Mele and Wygod are trustees and share voting and dispositive power.

(12)	Represents 9,007 shares held by Mr. Midgette, 2,401 shares held by Mr. Midgette in the Porex 401(k) Savings Plan and 6,667 unvested shares of Emdeon Restricted Stock.

(13)	Represents 512,662 shares held by Mr. Sarkowsky and 95,832 shares held by Sarkowsky Family L.P.

(14)	Represents 8,504,996 shares held by Mr. Wygod, 236 KSOP Shares, 150,000 shares of unvested Emdeon Restricted Stock, 7,600 shares held by Mr. Wygod’s spouse, 161,332 shares held by SYNC, Inc., which is controlled by Mr. Wygod, 16,984 shares held by Synetic Foundation, Inc. (d/b/a Emdeon Charitable Fund), a charitable foundation of which Messrs. Wygod and Manning are trustees and share voting and dispositive power, and 71,247 shares held by the Rose Foundation, a private charitable foundation of which Messrs. Wygod and Mele are trustees and share voting and dispositive power.

Equity Incentive Plans
      We have various stock compensation plans for directors, officers and employees that provide for non-qualified and incentive stock options and restricted stock grants, including the 2000 Long-Term Incentive Plan (the “2000 Plan”), the Healtheon Corporation 1996 Stock Plan (the “1996 Plan”), the 2002 Restricted Stock Plan (the “2002 Plan”), the 2001 Employee Non-Qualified Stock Option Plan (the “2001 Plan”) and the Envoy Stock Plan (the “Envoy Plan”). The Compensation Committee of our Board of Directors administers all of these plans and has delegated some of its authority to Mr. Cameron, as chief executive officer, to make awards (up to certain limits) to persons other than those who are subject to Section 16(a) of the Exchange Act and Section 162(m) of the Internal Revenue Code.
      Under the 2000 Plan, we may issue up to 32,500,000 shares of our common stock to our employees, officers and directors through the grant of options to purchase shares of our common stock, stock appreciation rights, performance shares, restricted stock, dividend equivalents, other stock-based awards or other rights or interests relating to our common stock. The 2000 Plan provides for an automatic grant on January 1st of each year of options to purchase 20,000 shares to each member of our Board of Directors who is not an employee of the Company. These options will have an exercise price equal to the fair market value of our common stock on the date of grant and will vest as to 25% on the first anniversary of the date of grant and monthly thereafter for a period of three years. These options will expire, to the extent not previously exercised, ten years after the date of grant. As of October 9, 2006 there were 20,543,494 options and restricted stock outstanding under the 2000 Plan and approximately 6,900,000 shares of our common stock remained available for option grants or grants of shares under the 2000 Plan.
      The 1996 Plan provides for the issuance of up to 36,785,785 shares of our common stock to our employees, officers, directors and consultants through the grant of options and stock purchase rights. The 1996 Plan expired by its terms in February 2006, and no further grants may be made under the 1996 Plan. As of October 9, 2006, there were 17,213,463 options outstanding under the 1996 Plan.
      Under the 2002 Plan we may issue up to 1,000,000 shares of our common stock to our employees, excluding officers and directors, as restricted stock. The vesting schedule is generally 25% per year subject to the holder’s continued employment on the applicable dates. As of October 9, 2006, 700,721 shares of our common stock remained available for issuance as restricted stock under the 2002 plan.
      The 2001 Plan authorizes the grant of awards of non-qualified stock options to purchase shares of our common stock to our employees, excluding those employees subject to Section 16(a) of the Exchange Act. Under the 2001 Plan we may issue up to 12,750,000 shares of our common stock. As of October 9, 2006, 198,034 shares of our common stock remained available for issuance under the 2001 plan.
      The Envoy Plan authorizes the grant of awards of non-qualified stock options to purchase shares of our common stock and grants of shares of common stock. Under the Envoy Plan we may issue up to 8,000,000 shares of our common stock. As of October 9, 2006, 366,225 shares of our common stock remained available for option grants or grants of shares under the Envoy Plan.

      We also maintain several other equity plans and agreements pursuant to which awards are outstanding. Such plans have substantially similar terms as those described above. As of October 9, 2006, the total number of outstanding options and restricted stock under our equity plans was approximately 79 million.

Employee Stock Purchase Plan
      Pursuant to our 1998 Employee Stock Purchase Plan (the “ESPP”), eligible employees may purchase shares of our common stock through payroll deductions, in an amount up to 15% of a participant’s annual compensation with a maximum of 5,000 shares available per participant during each purchase period, at a purchase price equal to 85% of the fair market value on the last day of each purchase period. As of June 30, 2006 a total of 7,443,058 shares were reserved for issuance under the ESPP. The ESPP, as amended in 2000, provides for annual increases equal to the least of 1,500,000 shares, 0.5% of the outstanding common shares, or a lesser amount determined by our Board of Directors. There were 167,142 and 184,074 shares issued under the ESPP during the six months ended June 30, 2006 and 2005, respectively.

Compensation of Directors
      Each of our non-employee directors receives an annual retainer of $30,000. In addition, the chairperson of each of our Audit Committee and Governance & Compliance Committee receives $10,000 as an annual retainer, and the chairperson of each of our Compensation Committee and Nominating Committee receives $2,500 as an annual retainer. The non-employee members of our Audit Committee, Governance & Compliance Committee, Compensation Committee, Nominating Committee and Related Parties Committee each receives $15,000, $10,000, $5,000, $5,000, and $10,000, respectively, as annual retainers for service on such committees. Our non-employee directors do not receive per meeting fees for service on the board of directors or any of its standing committees, but they are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings.
      Messrs. Brooke, Manning, Sarkowsky and Smith and Dr. Adler were each paid $60,000 for their service, during 2005, as members of a special committee of the Board to oversee matters relating to the investigations described in “Legal Proceedings — Investigations by United States Attorney for the District of South Carolina and the SEC” in Part I of our Annual Report on Form 10-K for the year ended December 31, 2005. Members of this special committee will continue to receive compensation for their service on the committee. Beginning in August 2006, the monthly fee payable to members of this committee was reduced from $5,000 to $2,500.
      Mr. Dimick and Dr. Adler were each paid $30,000 for their service, during 2005, as members of the WebMD Health Transaction Committee. Service on this Committee terminated at the end of the third quarter of 2005 and no further compensation will be payable with respect to this Committee.
      Messrs. Dimick and Manning were each paid $10,000 for their service, during 2005, as members of the Business Services IT Committee. Members of this Committee continued to receive compensation for their services on the Committee during the first quarter of 2006.
      Our non-employee directors are eligible to receive discretionary grants of stock options under the 2000 Plan and our 1996 Stock Plan. No such grants were made during 2005. In addition, all non-employee directors receive options to purchase 20,000 shares of Emdeon common stock pursuant to automatic annual grants of stock options under our 2000 Plan made on each January 1. The vesting schedule for each automatic annual grant is as follows: 1/4 of the grant on the first anniversary of the date of grant and 1/48 of the grant on a monthly basis over the next three years (full vesting on the fourth anniversary of the date of grant). Each of our non-employee directors received automatic annual grants of options to purchase 20,000 shares of Emdeon common stock on January 1, 2006 (with an exercise price of $8.46 per share) and January 1, 2005 (with an exercise price of $8.16 per share). Under the 2000 Plan, all stock options held by non-employee directors would automatically vest upon a “Change in Control” of Emdeon.

Recent Securities Transactions
      Based on our records and to the best of our knowledge, except as set forth below, and except for customary and ongoing purchases of shares under our qualified retirement and employee stock purchase plans, no transactions in our common stock have been effected in the past 60 days by us or our executive officers, directors, affiliates or subsidiaries or by the executive officers or directors of our subsidiaries.
      On August 31, 2006, four employees who are not executive officers, were granted options to purchase a total of 55,000 shares of our common stock at an exercise price of $11.85 per share.
      On September 12, 2006, Nan K. Forte exercised options to purchase 10,000 shares of our common stock at an exercise price of $3.43 per share. Additionally, on September 12, 2006, Ms. Forte sold 10,000 shares of our common stock at a sales price of $11.99 per share by means of an open market sale.
      On October 2, 2006, one employee who is not an executive officer, was granted options to purchase 8,000 shares of our common stock at an exercise price of $11.63 per share.
      On October 2, 2006, Wayne T. Gattinella exercised options to purchase 25,000 shares of our common stock at an exercise price of $4.81 per share. Additionally, on October 2, 2006, Mr. Gattinella sold 25,000 shares of our common stock at a sales price of $11.65 per share by means of an open market sale.
      On October 3, 2006, Mr. Gattinella exercised options to purchase 58,500 shares of our common stock at an exercise price of $4.81 per share. Additionally on October 3, 2006, Mr. Gattinella sold 50,000 shares of our common stock at a sales price of $11.69 per share by means of an open market sale and 8,500 shares of our common stock at a sales price of $11.75 per share by means of an open market sale.
      On October 3, 2006, Herman Sarkowsky exercised options to purchase 75,000 shares of our common stock at an exercise price of $5.80 per share.
      On October 4, 2006, Mr. Gattinella exercised options to purchase 95,000 shares of our common stock at an exercise price of $4.81 per share. Additionally on October 4, 2006, Mr. Gattinella sold 45,000 shares of our common stock at a sales price of $11.71 per share by means of an open market sale, 27,500 shares of our common stock at a sales price of $11.74 per share by means of an open market sale and 22,500 shares of our common stock at a sales price of $11.75 per share by means of an open market sale.
      On October 5, 2006, Mr. Gattinella exercised options to purchase 61,319 shares of our common stock at an exercise price of $4.81 per share. Additionally on October 5, 2006, Mr. Gattinella sold 61,319 shares of our common stock at a sales price of $11.89 per share by means of an open market sale.
      On October 6, 2006, Mr. Gattinella exercised options to purchase 40,000 shares of our common stock at an exercise price of $4.81 per share. Additionally on October 6, 2006, Mr. Gattinella sold 15,000 shares of our common stock at a sales price of $11.73 per share by means of an open market sale and 25,000 shares of our common stock at a sales price of $11.72 per share by means of an open market sale.

12.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act
      The purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of stockholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.
      We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of NASDAQ, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from NASDAQ. The Offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the Offer and the purchase of shares will cause the shares to be delisted from NASDAQ. See Section 7.

      Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.
      The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares under the Offer pursuant to the terms of the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13.	Legal Matters; Regulatory Approvals
      We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. Our obligations under the Offer to accept for payment and pay for shares is subject to conditions. See Section 7.

14.	Material U.S. Federal Income Tax Consequences
      General. The following discussion is a summary of the material U.S. federal income tax consequences to stockholders with respect to a sale of shares for cash pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, or differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of the stockholder’s particular circumstances or to certain types of stockholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for U.S. federal income tax purposes or persons who received their shares through exercise of employee stock options or otherwise as compensation. In addition, the discussion below does not consider the effect of any alternative minimum taxes, state or local or non-U.S. taxes or any U.S. federal tax laws other than those pertaining to income taxation. The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.
      As used herein, a “U.S. Holder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for these purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for

U.S. federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding shares and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of a sale of shares for cash pursuant to the Offer.
      Each stockholder should consult its own tax advisor as to the particular U.S. federal income tax consequences to such stockholder of tendering shares pursuant to the Offer and the applicability and effect of any state, local or non-U.S. tax laws and other tax consequences with respect to the Offer.
U.S. Federal Income Tax Treatment of U.S. Holders
      Characterization of Sale of Shares Pursuant to the Offer. The sale of shares by a stockholder for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder’s particular facts and circumstances. Under Section 302 of the Code, the sale of shares by a stockholder for cash pursuant to the Offer will be treated as a “sale or exchange” of shares for U.S. federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).
      The receipt of cash by a U.S. Holder will be a “complete termination” if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the Offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned by the U.S. Holder immediately after the Offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code.
      The receipt of cash by a U.S. Holder will be “substantially disproportionate” if the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately following the sale of shares pursuant to the tender offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the U.S. Holder immediately before the sale of shares pursuant to the Offer.
      Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of shares pursuant to the Offer results in a “meaningful reduction” in the U.S. Holder’s interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.”
      Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. A U.S. Holder must take into account not only the shares that are actually owned by the U.S. Holder, but also shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as shares the U.S. Holder has an option to purchase.
      Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender of shares by a stockholder pursuant to the Offer will meet any of the Section 302 Tests. See Section 6 for information regarding an option to make a conditional tender of a minimum number of shares. U.S. Holders should consult their own tax advisors regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.
      U.S. Holders should consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the Offer.
      Sale or Exchange Treatment. If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received by the U.S. Holder and such holder’s adjusted tax basis in the shares sold pursuant to the Offer. Generally, a U.S. Holder’s adjusted tax basis in the shares will be equal to the cost of the shares to the U.S. Holder. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to Offer. Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain (maximum rate of 15%). A U.S. Holder’s ability to deduct capital losses is subject to limitations under the Code. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) that we purchase from the U.S. Holder pursuant to the Offer.
      Distribution Treatment. If none of the Section 302 Tests are satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s shares in an amount equal to the cash received by such holder pursuant to the Offer. The distribution would be treated as a dividend to the extent of such holder’s pro rata share of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be taxed in its entirety without a reduction for the U.S. Holder’s adjusted tax basis of the shares exchanged and the adjusted tax basis of such exchanged shares would be added to the adjusted tax basis of the U.S. Holder’s remaining shares, if any. Provided that minimum holding period requirements are met, non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income taxation at a maximum rate of 15% on amounts treated as dividends. The amount of any distribution in excess of our current or accumulated earnings and profits would be treated as a return of the U.S. Holder’s adjusted tax basis in the shares (with a corresponding reduction in such U.S. Holder’s adjusted tax basis until reduced to zero), and then as gain from the sale or exchange of the shares.
      If a sale of shares by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividend-received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the ownership and disposition of their shares.
      Based on our estimates, we expect to have current earnings and profits at the time of the repurchase. However, the determination of whether a corporation has current or accumulated earnings or profits is complex and the legal standards to be applied are subject to uncertainties and ambiguities. Additionally, whether a corporation has current earnings and profits can be determined only at the end of the taxable year. Accordingly, the extent to which a U.S. Holder will be treated as receiving a dividend if the repurchase of its shares pursuant to the Offer is not entitled to sale or exchange treatment under Section 302 of the Code is unclear.
U.S. Federal Income Tax Treatment of Non-U.S. Holders
      Withholding by Us. See Section 3 with respect to the application of U.S. federal income tax withholding to payments made to Non-U.S. Holders pursuant to the Offer.
      Sale or Exchange Treatment. Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “U.S. Federal Income Tax Treatment of

U.S. Holders” unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the shares constitute a U.S. real property interest and the Non-U.S. Holder held, actually or constructively, at any time during the five-year period preceding the Offer more than 5% of our shares. Our shares will constitute a U.S. real property interest with respect to a Non-U.S. Holder if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Holder held shares or (ii) the five-year period ending on the date the Non-U.S. Holder sells shares pursuant to the Offer. We do not believe that we have been a United States real property holding corporation at any time during the last five years.
      Distribution Treatment. If the Non-U.S. Holder does not satisfy any of the Section 302 Tests explained above, the full amount received by the Non-U.S. Holder with respect to the sale of shares to us pursuant to the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital or as capital from the sale of shares will be determined in the manner described above under “U.S. Federal Income Tax Treatment of U.S. Holders.”
      If a Non-U.S. Holder tenders shares held in a U.S. brokerage account or otherwise through a U.S. broker, dealer, commercial bank, trust company, or other nominee, such U.S. broker or other nominee will generally be the withholding agent for the payment made to the Non-U.S. Holder pursuant to the Offer. Such U.S. brokers or other nominees may withhold or require certifications in this regard. Non-U.S. Holders tendering shares held through a U.S. broker or other nominee should consult such U.S. broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them. Notwithstanding the foregoing, even if a Non-U.S. Holder tenders shares held in its own name as a holder of record and delivers to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before any payment is made, the Depositary has advised us that it will withhold 30% of the gross proceeds unless the Depositary determines that a reduced rate under an applicable income tax treaty or exemption from withholding is applicable, regardless of whether the payment is properly exempt from U.S. federal gross income tax under the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” test. To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8BEN (or other applicable form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly completed IRS Form W-8ECI (or successor form). A Non-U.S. Holder that qualifies for an exemption from withholding on these grounds generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent as if it were a U.S. Holder, and in the case of a foreign corporation, an additional branch profits tax may be imposed, at a rate of 30% (or a lower rate specified in an applicable income tax treaty), with respect to such income.
      Non-U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal withholding tax to the sale of shares pursuant to the Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.
Tax Considerations for Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan
      Special tax consequences may apply with respect to shares tendered through the Emdeon 401(k) Savings and Employee Stock Ownership Plan or the Porex 401(k) Savings Plan. Please refer to the letter that will be sent to plan participants from the applicable plan trustee for a discussion of the tax consequences applicable to shares held pursuant to those plans.

Tax Considerations for Holders of Vested Stock Options
      Holders of vested stock options who hold options which are intended to be “incentive stock options” for U.S. federal income tax purposes should consult their own tax advisors as to the special tax consequences that may be applicable upon the exercise of any such options and the tender of the shares subject to such options pursuant to the Offer in light of the requisite holding periods under the Code.
Backup Withholding
      See Section 3 with respect to the application of the U.S. federal backup withholding tax.

15.	Extension of the Tender Offer; Termination; Amendment
      We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service. In addition, we would file such press release as an exhibit to the Schedule TO.
      If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1)(a) we increase or decrease the price to be paid for shares, (b) decrease the number of shares being sought in the Offer, or (c) increase the number of shares being sought in the Offer by more than 2% of our outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date on which such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16.	Fees and Expenses
      We have retained Citigroup Global Markets Inc. to act as Dealer Manager in connection with the Offer and to provide financial advisory services in connection with the Offer. The Dealer Manager will receive customary fees for its services. We have also agreed to reimburse the Dealer Manager for reasonable out-of-pocket expenses incurred by it in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify the Dealer Manager against certain liabilities in connection with the Offer, including liabilities under federal securities laws. Citigroup Global Markets Inc. has rendered various investment banking and other services to us in the past and may render such services in the future, for which it has received and may in the future receive customary compensation from us. Affiliates of Citigroup Global Markets Inc. advised us in connection with the sale of our Emdeon Practice Services segment, and are currently advising us in connection with the EBS Sale as well as providing financing to the EBS business in connection with that sale. In the ordinary course of business, including in its trading and brokerage activities, Citigroup Global Markets Inc. and its affiliates may hold positions, both long and short, for their own accounts or those of their customers, in our securities.
      We have retained Innisfree M&A Incorporated to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
      We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 6 in the Letter of Transmittal.

17.	Miscellaneous
      We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.
      Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer (the “Schedule TO”). The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

      You should only rely on the information contained in this document or to which we have referred you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Dealer Manager, the Information Agent or the Depositary.
October 20, 2006

EMDEON CORPORATION
October 20, 2006
      Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:

By Mail or Overnight Courier: American Stock Transfer & Trust Company Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Facsimile Transmission (for eligible institutions only): American Stock Transfer & Trust Company Attention: Reorganization Department Facsimile: 718-234-5001 To confirm: 1-877-248-6417	By Hand: American Stock Transfer & Trust Company Attention: Reorganization Department 59 Maiden Lane Plaza Level New York, NY 10038
      DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll-free: 1-888-750-5834
Banks and Brokers call collect: 212-750-5833
The Dealer Manager for the Offer is:
Citigroup Global Markets Inc.
Special Equity Transaction Group
390 Greenwich Street, 5th Floor
New York, New York 10013
Collect: 212-723-7838
Toll-free: 1-877-531-8365